March 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ICZOOM Group, Inc. Registration Statement on Form F-1, as amended (File No. 333-259012) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on March 7, 2023, in which we requested the acceleration of the effective date of the above-captioned Registration Statement for Thursday, March 9, 2023, at 4:45 p.m., Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-captioned Registration Statement.

Very truly yours,

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets